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MAR 01 2022
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SEC FILE NUMBER
8-66888

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 AND ENDING 12/31/21

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Grand Avenue Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

232 Manhattan Beach Blvd., Suite D
(No. and Street)

Manhattan Beach	CA	90266
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ben Collins	866 850-8440	Ben Collins <ben.collins@skyview.com>
(Name)	(Area Code – Telephone Number	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
DylanFloyd Accounting & Consulting

(Name – if individual, state last, first, and middle name)
Albert Garcia

(Address)	(City)	(State)	(Zip Code)
20909 Judah Lane	Newhall	CA	91312

(Date of Registration with PCAOB)(if applicable)

(PCAOB Registration Number, if applicable)
6235

RMS

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ben Collins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Grand Avenue Capital Partners, LLC____ ____, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ________________________

Title: Managing Partner

____

Notary Public

BRITTA JOYCE SORENSEN
Notary Public
Minnesota
My Comm. Exp. Jan. 31, 2024

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Grand Avenue Capital Partners, LLC
dba Skyview Investment Banking

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Grand Avenue Capital Partners, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Grand Avenue Capital Partners, LLC as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the 2021 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Grand Avenue Capital Partners, LLC as of December 31, 2021 and the results of its operations and its cash flows for the 2021 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Grand Avenue Capital Partners, LLC Our responsibility is to express an opinion on Grand Avenue Capital Partners, LLC. financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Grand Avenue Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted our audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consists of schedules II, & III has been subjected to audit procedures performed in conjunction with the Grand Avenue Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Grand Avenue Capital Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

Newhall, California
February 17, 2022

I have served as the Company's auditor since 2022.

Grand Avenue Capital Partners, LLC
dba Skyview Investment Banking
Statement of Financial Condition
December 31, 2021

Assets

Cash		$ 12,384
Deposit - rent		-
Total Assets		$ 12,384

Liabilities and Member's Equity

Liabilities		
Accrued expenses		4,424
Total Liabilities		4,424
Member's Equity		
Retained earnings	7,960	7,960
Total Liabilities and Member's Equity		$ 12,384

See accompanying notes to financial statements

Grand Avenue Capital Partners, LLC
dba Skyview Investment Banking
Statement of Loss
For the Year Ended December 31, 2021

Expense reimbursement	$ -
Expenses	
Professional fees	59,292
Regulatory fees	12,370
Rent	21,369
All other expenses	3,795
Total Expenses	96,826
Loss Before Tax Provision	(96,826)
Income Tax Provision	800
Net Loss	$ (97,626)

See accompanying notes to financial statements

Grand Avenue Capital Partners, LLC
dba Skyview Investment Banking
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

	Retained Earnings
Balance, December 31, 2020	$ 11,693
Capital contributions	93,893
Net Loss	(97,626)
Balance, December 31, 2021	$ 7,960

See accompanying notes to financial statements

Grand Avenue Capital Partners, LLC
dba Skyview Investment Banking
Statement of Cash Flows
For the Year Ended December 31, 2021

Net loss	$ (97,626)
Changes in operating assets and liabilities:	
Accrued expenses	869
Net cash used in operating activities	(96,757)
Cash Flows for Acquisition Activities:	
Deposit - rent	5,600
Cash Flows for Acquisition Activities	5,600
Cash Flows from Financing Activities:	
Capital contribution	93,893
Cash Flows from Financing Activities	93,893
Net increase in cash	2,736
Cash - beginning of the year	9,648
Cash - end of the year	$ 12,384
Sup Cash paid for interest	$ -
Cash paid for income tax	$ -

See accompanying notes to financial statements

Grand Avenue Capital Partners, LLC
dba Skyview Investment Banking
Notes to Financial Statements
December 31, 2021

Note 1 – Organization and Nature of Business

Skyview Investment Banking DBA Skyview Investment Banking (the "Company") is a Delaware Limited Liability Company as of February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker-dealer. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). On October 2, 2020, the Company was acquired by Skyview Legacy Partners, LLC. Skyview Investment Banking is doing business as Skyview Investment Banking and is engaged in the business of conducting private placements of securities. The Company does not hold customer funds or securities.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing,and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

Note 2 – Significant Accounting Policies (continued)

Revenue Recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price

Leases - In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right·of·use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2021 for the Company) under a modified retrospective approach and early adoption is permitted. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon. Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California has similar treatment, with a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party Transactions

The Company has an expense sharing agreement effective until October 2, 2021 with its affiliate, Grand Avenue Capital, LLC ("GAC"). The agreement stipulates that GAC will assume complete liability and pay 100% of the expenses of the Company. However, these expenses are to be reported on the Company's books and treated as capital contribution.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $7,960 which was $2,960 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.56 to 1.

Note 6 – Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon. Therefore, no provision or liability for federal income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800.

Note 7 – Exemption from the SEC Rule 15c3-3

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3

Note 8 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal years ending December 31, 2021 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 – Leases

The Company leases office space on an annual basis.

Note 10 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 to February 17, 2022 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Skyview Investment Banking
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2021

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	7,960
Less - non allowable assets:		
Net Capital	$	7,960
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6.67% of net aggregate indebtedness	$	295
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	2,960
Net capital less greater of 10% of total aggregate indebtedness or 120% of mimimum net capital requirement	$	1,960
Computation of Aggregate Indebtedness		
Total liabilities	$	4,424
Aggregate indebtedness to net capital		0.56

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2021)

There are no material differences noted in the Company's net capital computation at December 31, 2021

See accompanying notes to financial statements

Grand Avenue Capital Partners, LLC
dba Skyview Investment Banking
Schedule II – Determination of Reserve Requirements
Pursuant to Rule 15c3-3 (e)
As of December 31, 2021

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Grand Avenue Capital Partners, LLC
dba Skyview Investment Banking
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3 (b)
As of December 31, 2021

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Members
Grand Avenue Capital Partners, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Grand Avenue Capital Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to a private placement of securities and selling tax shelters or limited partnerships in primary distributions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other that money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

Grand Avenue Capital Partners, LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grand Avenue Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting

Newhall, California
February 17, 2022

I have served as the Company's auditor since 2022.

SKYVIEW
INVESTMENT BANKING

January 11, 2022

DylanFloyd Accounting & Consulting,
20909 Judah Lane Newhall CA 91321

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Garcia:

I as member of the management of (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The firm does not claim an exemption under paragraph (k) of Rule 15c3-3. It's business activities are private placements of securities and selling tax shelters or limited partnerships in primary distributions. During the year ended December 31, 2021, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3.

The Company has maintained compliance with the above throughout the year ended December 31, 2021, without exception.

Sincerel

Ben Collins, Managing Partner, SkyView Investment Banking